[Journal Communications, Inc. Logo]


      STEVEN J. SMITH
   Chairman of the Board
And Chief Executive Officer

    Phone: 414.224.2425
     Fax: 414.224.2469
   Email: ssmith@jc.com


October 13, 2003



Dear Fellow Shareholder:

Once again, thank you to all of our employee and retiree shareholders for demonstrating overwhelming support during the Journal Communications permanent capital process.

We believe that we have effectively positioned our company for continued prosperity and growth. Our "road show" with institutional investors, which occurred prior to the pricing of our initial public offering, was a great learning experience. In every meeting we talked about our vision for Journal Communications as a growing, diversified media and communications company. We listened carefully as we learned about the expectations of our new institutional investors. After celebrating the successful listing of Journal Communications on the New York Stock Exchange, we returned to Milwaukee eager to begin implementing the plans that we articulated for our investors, determined to meet expectations and drive long term shareholder value.

We have an important final step in the permanent capital process and that is the focus of my letter: the Tender Offer.

Although the amount of shares tendered is a very personal decision to be made by each class B shareholder, we believe that reduction of the personal debt held by our employee shareholders is a critical step that will allow long term ownership of Journal shares by employees and retirees. We hope that the vast majority of our employee and retiree shareholders participate in the tender at a level that will enable them to significantly reduce their debt.

Some of you have asked what I plan to do. I plan to offer to tender at least 33% of my shares at the $15 tender offer price, which, as you know, is the same as the IPO price. This will allow me to significantly reduce the personal debt that I incurred when I purchased JESTA units. At the same time, it will facilitate my long term plan to hold a substantial number of Journal shares into the future.

There is another benefit for all of us if we achieve a "full take-up" on the tender offer. The company will retire the shares it buys in the tender offer. As a result, there will be fewer shares outstanding after the tender. Clearly that is positive for the value of our shares.

There are many reasons for tendering at this time. We have a 360 day and 540 day "lock up" on our class B-1 and B-2 shares.

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Interest rates are at a historic low, and there is the risk of increasing interest rates. The dividend is anticipated to be at a level that is competitive with peer companies, but certainly lower than we have historically paid. And the price of publicly traded stock will be more volatile than our formula-based units.

We want to preserve and enhance the employee-ownership culture at Journal Communications. We believe that the reduction of personal debt will allow you to feel comfortable with continuing to hold Journal shares as an important component of your investment strategy.

That investment by employees is important to the continuation of our special corporate culture, where our employees focus on business results and take personal responsibility for achievement of company goals.

We also urge you to discuss the tender offer opportunity with your JESTA bank and your personal financial and tax advisers.

Please seriously consider tendering an appropriate number of shares and using the after-tax proceeds to reduce your personal JESTA debt.

If you have questions as you review the tender offer documents, you may call Wachovia Bank at (888) 396-0853, or Bob Dye, our vice president of employee investor relations, at (414) 224-2725.

There also will be a chance to ask questions at some company meetings and a couple teleconference sessions that are being scheduled. Notices about these sessions are being distributed at our companies.

A meeting for Milwaukee-area retirees who have questions has been scheduled for 4 p.m. on Tuesday, October 21, at the Journal Sentinel production facility, 4101 W. Burnham St.

If you would like to confirm that your letter of transmittal has been received for processing by Wachovia, call (781) 843-1833, extension 200.

Once again, thank you for your hard work past, present and future on behalf of our great company. Our planning for a solid financial finish to 2003 and a robust 2004 continues.

Sincerely,


/s/ Steven J. Smith

Steven J. Smith